Exhibit 99.1


                               Noteholders Report
                        Crusade Global Trust No.1 of 2003
                      Coupon Period Ending 17 October 2003

USD Notes
---------

                                                                               Coupon Payments       Principal        Charge
                    FV Outstanding (USD)    Bond Factor       Coupon Rate          (USD)          Payments (USD)   Offs (USD)
                    --------------------    -----------       -----------          -----          --------------   ----------
Class A Notes          825,168,056.72       78.587434%         1.30000%       3,075,794.23       100,656,293.26       0.00

                                                                              Coupon Payments       Principal        Charge
                    FV Outstanding (AUD)    Bond Factor       Coupon Rate          (AUD)          Payments (AUD)   Offs (AUD)
                    --------------------    -----------       -----------          -----          --------------   ----------
Class B Notes           26,000,000.00       100.000000%        5.40500%         354,212.60            0.00            0.00
Class C Notes            9,000,000.00       100.000000%        5.60500%         127,149.04            0.00            0.00


Pool Summary                                        30-Sep-03
------------                                        ---------
                                                        AUD
                                                        ---
Outstanding Balance - Variable Rate Housing Loans    1,201,725,339
Outstanding Balance - Fixed Rate Loans                 215,586,906
Number of Loans                                              9,164
Weighted Average Current LVR                                63.99%
Average Loan Size                                          154,661
Weighted Average Seasoning                                 21 mths
Weighted Average Term to Maturity                         282 mths

Principal Collections                                   AUD
---------------------                                   ---
Scheduled Principal Payments                          9,104,042.41
Unscheduled Principal Payments                      163,727,747.76
Redraws                                               7,600,135.17

Principal Collections                               165,231,655.00

Total Available Principal                               AUD
-------------------------                               ---
Principal Collections                               165,231,655.00
Principal Charge Offs                                         0.00
Pay Back of Principal Draw                            3,230,760.50
Total Available Principal                           168,462,415.50

Principal Distributed                               168,462,415.50
Principal Retained                                            0.00

Total Available Funds                                   AUD
---------------------                                   ---
Available Income                                     26,357,801.04
Principal Draw                                                0.00
Liquidity Draw                                                0.00

Total Available Funds                                26,357,801.04

Redraw & Liquidity Facilities                           AUD
-----------------------------                           ---
Redraw Shortfall                                              0.00
Redraw Carryover Charge Offs                                  0.00


CPR
---
                              Jul-03           Aug-03             Sep-03
                              ------           ------             ------
  1 mth CPR                   35.06%           33.45%             33.84%

Arrears
-------
                                 % of pool
                                (by number)
                                -----------
31 - 59 days                       0.25%
60 - 89 days                       0.04%
90+ days                           0.05%
Defaults*                           Nil
Losses                              Nil

* Defaults are also included in the 90+ days arrears category.